April 30, 2010

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:      Ryanair Holdings, plc
            Annual Report on Form 20-F for the year ended March 31, 2009
            Filed July 29, 2009
            File No. 000-29304

Dear Mr. Humphrey:

Ryanair Holdings, plc ('Ryanair' or 'the Company') refers to the Staff's comment  letter dated  March 31, 2010, on the above referenced annual report on Form 20-F for the year ended March 31, 2009.

Set forth below is the response of the Company to the Staff's comment.  For your convenience, the comment is repeated below prior to the Company's response.

In accordance with the Staff's request, we are submitting this letter through EDGAR under the label "corresp", as well as providing this copy to the Staff via fax.

"
Form 20-F for the fiscal year ended March 31, 2009
Notes forming part of the consolidated financial statements
Note 1 - Basis of preparation and significant accounting policies

We note that you capitalize and amortize the costs of major airframe and engine maintenance checks for owned aircraft, but use the accrual method with respect to aircraft under operating leases.  Please tell us why you use a different accounting policy for the same maintenance costs, and provide us with your basis in IFRS for each of these accounting policies."

Response:

In determining the accounting treatment for the cost of major airframe and engine maintenance, the accounting treatment varies under IFRS, depending on whether the aircraft is owned or held under operating lease, as set forth below.

In respect of our owned aircraft, paragraph 14 of IAS 16
Property, Plant and Equipment,
provides that when an asset (for example, an aircraft) is subject to a major inspection or overhaul, a component approach to depreciation is applied.  The component approach results in the capitalisation of major airframe and engine maintenance costs and their depreciation over the shorter of, the period until the next major overhaul, or the remaining life of the aircraft.

In the case of our aircraft held under operating lease, under the terms of our operating lease agreements we are obligated to return the aircraft to the lessor in a specified return condition, with adherence to certain maintenance conditions.  However, the operating lease payments do not fully reflect the supplemental maintenance costs during the lease term.
 In accordance with paragraph 14 of IAS 37
Provisions, Contingent Liabilities and Contingent Assets,
a provision is recognised when we have a present obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made.  The maintenance obligation arises under the terms of the respective aircraft operating lease agreements through the utilisation of the aircraft.   Accordingly, we recognise a provision for airframe and certain engine maintenance costs, over the period of the lease, relating to the contractual obligation to return the aircraft in the specified return condition, with adherence to certain maintenance conditions, as set out in the respective aircraft operating lease agreements.

      *          *         *          *         *          *         *         *

In connection with responding to the Staff's comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions or additional information the Staff may have.

Yours sincerely
,

Howard Millar
Chief Financial Officer

Copy: Mr. Juan Migone